ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Michael R. Littenberg
T +1 212 596 9160
Michael.Littenberg@ropesgray.com

December 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Gary Newberry, Mary Mast,

                  Joshua Gorsky and Tim Buchmiller

Re:         TerrAscend Corp.

Registration Statement on Form 10-12G

Filed on November 2, 2021

File No. 000-56363

Ladies and Gentlemen:

On behalf of TerrAscend Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, we are submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter to Keith Stauffer of the Company, dated November 29, 2021, from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 3(a)(80) of the Exchange Act.

A marked copy showing changes from the Registration Statement are being furnished supplementally for the convenience of the Staff.

For reference purposes, the comments contained in the Staff’s letter dated November 29, 2021 are reproduced below in italics and the corresponding responses are shown below the applicable comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Terms not defined herein have the meaning assigned to them in Amendment No. 1.

Registration Statement on Form 10-12G

Item 1. Business

Overview, page 6

1.            We note your disclosure that TerrAscend is a "leading North American cannabis operator," that TerrAscend operates an "award-winning chain of Apothecarium Dispensary [...] retail locations," and that TerrAscend has "best-in class cultivation and manufacturing practices[.]" Please provide the basis for these statements. Although we note your disclosure that the flagship dispensary located in the Castro district of San Francisco was named in 2017 the best-designed dispensary in the country by Architectural Digest, it is not clear how this supports your current disclosure that you operate an award-winning chain. Please also clarify what metric you are using for your disclosure that TerrAscend is a leading operator.

Response to Comment 1: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 48 of Amendment No. 1 to remove references to “award-winning chain” and “best-in-class.” Regarding the metric used for supporting the claim that the Company is a “leading North American cannabis operator,” the Company refers the Staff to TerrAscend’s consistent ranking among the top ten out of approximately 60 publicly traded cannabis operators in North America over the past two years based on enterprise value. In addition, the Company is supplementally providing the Staff with illustrative supporting materials that demonstrate the Company's positioning as compared to its peers across a number of metrics, including equity value and enterprise value, among other metrics.

Overview, page 6

2.            We note your disclosure that TerrAscend provides "industry-leading product selection to both the medical and legal adult-use market." Please revise this disclosure to clarify that the use of cannabis is illegal under federal law for any purpose, by way of the Controlled Substance Act of 1970.

Response to Comment 2: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 48 of Amendment No. 1 to remove the characterization of the adult-use market as “legal” and has included the requested disclosure regarding the Controlled Substances Act of 1970.

The Transaction with Gage, page 6

3.            Please explain to us why the financial statements of Gage Growth Corp and Keystone Canna, discussed on page 10, are not required to be provided pursuant to Rule 3-05(b)(2) of Regulation S-X and the guidance in SEC Financial Reporting Release Section 506.02(c)(ii).

Response to Comment 3: The Company acknowledges the Staff’s comment and advises the Staff that it considered whether the financial statements of Gage Growth Corp. (“Gage”) and/or Guadco, LLC and KCR Holdings LLC (collectively, “KCR”) were required to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X, the guidance in SEC Financial Reporting Release Section 506.02(c)(ii) and the significance tests of Rule 1-02(w) of Regulation S-X. As set forth more fully below, the Company determined that no additional financial statements were required to be included in the Registration Statement.

Gage

Even if the Company’s acquisition of Gage were considered probable in accordance with the guidance of SEC Financial Reporting Release Section 506.02(c)(ii), the Company would need to file separate Gage financial statements only if the requirements of Rule 3-05 of Regulation S-X were met. As required by Rule 3-05 of Regulation S-X and as further described below, the Company calculated the significance tests specified in Rule 1-02(w) of Regulation S-X, and the highest of the significance tests yielded a figure of 39%. Pursuant to Rule 3-05(b)(4)(i)(A) of Regulation S-X, because the significance level does not exceed 50%, and the consummation of the acquisition has not yet occurred, the financial statements otherwise required by Rule 3-05(b)(2) of Regulation S-X may be omitted, even if the acquisition is deemed probable. Assuming the transaction with Gage is consummated, however, the Company intends to file the requisite financial statements of Gage on Form 8-K subsequent to the effectiveness of the Registration Statement.

When calculating the significance of the potential Gage acquisition, the Company compared, in accordance with Rule 1-02(w) of Regulation S-X, (i) the Company’s and its subsidiaries’ proportionate share of Gage’s consolidated total assets (after intercompany eliminations) compared to the total assets of the Company’s and its subsidiaries’ consolidated as of the end of the most recently completed fiscal year (“Gage Asset Test”); (ii) the amount of the Company’s and its subsidiaries’ investments in and advancements to in Gage compared to the Company’s aggregate worldwide market value of voting and non-voting common equity (“Gage Investment Test”); and (iii) (A) the absolute value of the Company’s and its subsidiaries’ equity in Gage’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests, compared to the absolute value of such income or loss of the Company and its subsidiaries consolidated for the most recently completed fiscal year, and (B) the Company’s and its subsidiaries’ proportionate share of Gage’s consolidated total revenue from continuing operations (after intercompany eliminations) compared to the total revenue of the Company and its subsidiaries consolidated for the most recent fiscal year (“Gage Income Test”). As noted above, no test exceeded the 50% significance threshold.

KCR

As required by Rule 3-05 of Regulation S-X, the Company calculated the significance of the KCR acquisition by comparing, in accordance with Rule 1-02(w) of Regulation S-X, (i) the Company’s and its subsidiaries’ proportionate share of KCR’s consolidated total assets (after intercompany eliminations) compared to the total assets of the Company’s and its subsidiaries’ consolidated as of the end of the most recently completed fiscal year (“KCR Asset Test”); (ii) the amount of the Company’s and its subsidiaries’ investments in and advancements to in KCR compared to the Company’s aggregate worldwide market value of voting and non-voting common equity (“KCR Investment Test”); and (iii) (A) the absolute value of the Company’s and its subsidiaries’ equity in KCR’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests, compared to the absolute value of such income or loss of the Company and its subsidiaries consolidated for the most recently completed fiscal year, and (B) the Company’s and its subsidiaries’ proportionate share of KCR’s consolidated total revenue from continuing operations (after intercompany eliminations) compared to the total revenue of the Company and its subsidiaries consolidated for the most recent fiscal year (“KCR Income Test”).

The Company advises the Staff that its acquisition of KCR did not meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold. Accordingly, the Company concluded that the financial statements of KCR were not required to be included, pursuant to Rule 3-05(b)(2)(i) of Regulation S-X.

Gage and KCR Aggregated

The Company also considered the collective significance of the Gage and KCR acquisitions under the requirements of Rule 3-05 of Regulation S-X.

As required by Rule 3-05 of Regulation S-X, the Company calculated the aggregate of each of the significance tests specified in Rule 1-02(w) of Regulation S-X for Gage and KCR. In particular, the Company calculated, in accordance with Rule 3-05(b)(2)(iv) the sum of each of (i) the Gage Asset Test and the KCR Asset Test, (ii) the Gage Investment Test and the KCR Investment Test, (iii) the Gage Income Test (A) and the KCR Income Test (A), (iv) the Gage Income Test (B) and the KCR Income Test (B). The highest of the aggregated significance tests yielded a figure of 42%. Accordingly, because highest figure of the aggregated significance tests did not exceed 50%, Rule 3-05(b)(2)(iv) does not require the inclusion of financial information relating to the acquisitions of, or financial statements of, Gage and KCR, even if the Gage acquisition is deemed probable. As noted above, assuming the transaction with Gage is consummated, however, the Company intends to file the requisite financial statements of Gage on Form 8-K subsequent to the effectiveness of the Registration Statement.

4.            We note your disclosure that a condition to closing the Transaction is that at least a majority of TerrAscend shareholders must vote for its approval, excluding certain parties that have an interest in the Transaction. Please update your disclosure to indicate that status of the shareholder approval. In addition, we note your disclosure that additional information regarding the Transaction and Transaction agreements is available in the Management Information Circular dated October 4, 2021, available at www.sedar.com. Please ensure that your Form 10 includes all required material information with respect to the Transaction, including a more complete description of Gage's business activities and scope of operations.

Response to Comment 4: In response to the Staff’s comment, the Company has revised its disclosure with respect to the Transaction throughout Amendment No. 1 to update the status of shareholder approval of the Transaction. Additionally, the Company has revised its disclosure on pages 6 and 7 of Amendment No. 1 to include further information regarding Gage’s business activities and scope of operations.

Principal Products, page 10

5.            We note your disclosure that TerrAscend has "been at the forefront of developing and introducing innovative and safe products to serve patients' and customers' unique needs." We are uncertain in what sense cannabis can be deemed "safe." Please advise, or revise.

Response to Comment 5: In response to the Staff’s comment, the Company has revised its disclosure on page 11 of Amendment No. 1 to remove references to “safe products.”

Item 1A. Risk Factors

Cannabis remains illegal under US federal law, and enforcement of cannabis laws could change, page 30

6.            We note your disclosure that "TerrAscend is at risk of being prosecuted under US federal law and having its assets seized." However, you do not mention the risk that shareholders could be charged with federal crimes simply by their activity as shareholders. Please include this disclosure in this section or elsewhere in your Risk Factors section.

Additionally, we note your disclosure that "[o]ne US federal appellate court construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state medical cannabis laws . . . ." Please revise this disclosure to specify the US federal appellate court to which you refer.

Response to Comment 6: In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 32 of Amendment No. 1 to include the risk that shareholders could be charged with federal crimes by their activity as shareholders of the Company. Additionally, the Company has revised its disclosure on page 32 of Amendment No. 1 to include the name of the US federal appellate court mentioned therein, the US Court of Appeals for the Ninth Circuit.

TerrAscend's intellectual property may be difficult to protect, and failure to do so may negatively impact its business, page 38

7.            We note your disclosure that "TerrAscend has no patented technology or trademarked business methods at this time, nor has it registered any patents" and that "TerrAscend has filed trademark applications in the US and Canada." Please revise to include whether you intend to file for additional intellectual property rights in the future.

Response to Comment 7: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to include a description about its plans to file for additional intellectual property in the future.

Risks Related to the Company's Common Shares The Company's voting control is concentrated, page 44

8.            We note your disclosure that Mr. Jason Wild "owns, directly or indirectly, or exercises direction over shares representing approximately 40% of Common Shares." However, your beneficial ownership table notes that Mr. Wild owns 46.5% of your Voting Capital Stock. Please revise your disclosure here so that it is reconcilable to Mr. Wild's beneficial ownership percentage as disclosed in the beneficial ownership table.

Response to Comment 8: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of Amendment No. 1 to align the presentation of Mr. Wild’s share ownership with the ownership amount presented in the beneficial ownership table.

Management's Discussion and Analysis Results from Operations, page 48

9.            Please separately quantify on pages 48 and 51 each factor that resulted in significant changes to Revenue. For example, on page 48 quantify the changes related to production and branded manufacturing capacity, the initial ramp up in New Jersey, the acquisitions of KCR and HMS, and the increase in retail dispensaries that resulted in the significant increase in revenue for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Response to Comment 9: In response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 52 of Amendment No. 1 to separately quantify each factor that resulted in significant changes to Revenue.

Reconciliation of Non-GAAP Measures, page 58

10.            You have presented Adjusted EBITDA and believe your definition is suited to measure your ability to service debt and to meet other payment obligations. We note that the adjustments used in computing this measure include non-cash write downs of inventory, fees for services related to NJ licenses and legal settlements, which appear to be charges or liabilities that required, or will require, cash settlement. Please further explain to us why you believe these non-GAAP measures are liquidity measures. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response to Comment 10: In response to the Staff’s comment, the Company has reassessed its disclosure of the reasons why management believes that presentation of Adjusted EBITDA provides useful information to investors. As a result of this reassessment, the Company has revised its disclosure on pages 59 and 60 of Amendment No. 1 to better reflect management’s views of the usefulness of Adjusted EBITDA. As revised, this explanation does not focus on the Company’s ability to service debt. Instead, the Company believes that Adjusted EBITDA is a performance measure that provides investors with useful information to understand its ongoing operating results and analyze financial and business trends on a period-to-period basis. Accordingly, the Company believes that the referenced adjustments are appropriate because they exclude certain items that are not reflective of the Company’s ongoing operations. The Company believes that it is in compliance with Item 10(e)(1)(ii)(A) both because Adjusted EBITDA is a performance measure and because this is an EBITDA measure.

11.            For the non-GAAP measure "adjusted net cash provided by (used in) operating activities", please clearly explain how the non-GAAP financial measure provides useful information to investors regarding your financial condition. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment 11: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 1 to include an explanation of how this non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition.

Director and Executive Officer Biographies, page 75

12.            For Mr. Wild, please disclose the period during which he has served as Executive Chairman. Refer to Item 5 of Form 10 and Item 401 of Regulation S-K.

Response to Comment 12: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 1 to include the period during which Mr. Wild has served as Executive Chairman.

Board Committees, page 77

13.            We note your disclosure that "Mr. Mavrinac and Mr. Collard have been determined by the Board of Directors to be independent under the corporate governance rules of Nasdaq." Please add disclosure about whether Mr. Schutter is also independent under the corporate governance rules of Nasdaq. Refer to Item 407(a) of Regulation S-K.

Response to Comment 13: In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 1 to include disclosure that Mr. Schutter is not independent under the corporate governance rules of Nasdaq.

Related Person Transaction Policy, page 82

14.            Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Response to Comment 14: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1 to include information regarding the standards that it will apply in determining whether to approve related person transactions.

PharmHouse and 261 Matter, page 85

15.            We note your disclosure regarding the 261 Claim which sought $500 million of damages and the Settlement Agreement which you disclose does not affect the recommenced 261 claim. Please revise to clarify the description of the factual basis alleged to underlie the proceedings and the relief sought in the recommenced 261 Claim. Include risk factor disclosure if appropriate.

Response to Comment 15: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Amendment No. 1 to include further information regarding the factual basis alleged to underlie the proceedings and the relief sought in the recommenced 261 Claim.

Description of the Company's Securities, page 88

16.            We note that as of June 30, 2021, the company had Series A, Series B, Series C and Series D convertible preferred shares outstanding that have a liquidation preference, and that the company had outstanding proportionate voting shares and exchangeable shares. If the rights of the common stock are, or may be, materially limited or qualified by the rights of any other authorized class of securities, include the information in your filing regarding such other securities as will enable investors to understand such limitations or qualifications. Refer to Regulation S-K Item 202(a)(4). With respect to any liquidation preferences, please include appropriate risk factor disclosure addressing any liquidation preferences that could have the effect of preventing your common stock from receiving any proceeds in the event the company is liquidated.

Response to Comment 16: In response to the Staff’s comment, the Company has revised its disclosure on pages 89 through 90 of Amendment No. 1 to include information regarding the liquidation preference that the convertible Preferred Shares have over the Common Shares, as well as additional information regarding the convertible Preferred Shares, Proportionate Voting Shares and Exchangeable Shares. The Company has also revised its disclosure on page 45 to include a risk factor regarding the liquidation preference of the Preferred Shares.

Consolidated Statements of Operations and Comprehensive Loss, page F-29

17.            Please reflect your share based compensation in the same line or lines as cash compensation paid to the same employees here and in your interim financial statements on page F-2. Refer to Staff Accounting Bulletin Topic 14.F.

Response to Comment 17: In response to the Staff’s comment, the Company has revised its disclosure on page F-2 and F-29 of Amendment No. 1 to reflect share based compensation in the same line or lines as cash compensation.

General

18.            Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10-12G becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If you are voluntarily filing this Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10. You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letters.

Response to Comment 18: The Company respectfully notes that it is not voluntarily filing its Registration Statement under the Exchange Act, as it is filing under Section 12(g) of the Exchange Act due to the loss of its status as a foreign private issuer. The Company acknowledges that the Staff will continue to review the filing until all of its comments have been satisfactorily addressed.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to call me at 212-596-9160, William J. Michener at 617-951-7247 or Kelly Finn at 617-951-7363 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Michael R. Littenberg
Michael R. Littenberg

cc:	Keith Stauffer (TerrAscend Corp.)
William J. Michener (Ropes & Gray LLP)